EXHIBIT 99.1

Innate Pharma Reports First Half 2020 Financial Results and Business Update

  Innate resumed enrollment of lacutamab TELLOMAK Phase 2 clinical trial for patients with Sézary syndrome and mycosis fungoides
  Monalizumab Phase 3 study expected to initiate in the second half of 2020, triggering $50 million milestone payment
  Innate to explore avdoralimab in inflammation beyond COVID-19
  Cash position of €184.6 million1 as of June 30, 2020

MARSEILLE, France, Sept. 08, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the six months ended June 30, 2020. The consolidated financial statements are attached to this press release.

“In the first half of 2020, Innate has made meaningful progress across its portfolio, quickly resuming enrollment in the lacutamab Phase 2 study, TELLOMAK, for patients with Sézary syndrome and mycosis fungoides,” commented Mondher Mahjoubi, Chief Executive Officer of Innate Pharma.  “In the second half of the year, our partner, AstraZeneca, expects to initiate the Phase 3 clinical study for monalizumab in combination with cetuximab in IO-pretreated patients with recurrent or metastatic head and neck squamous cell cancer. This represents a significant clinical and financial milestone, as we progress our first Phase 3  asset and advance a promising, potentially first-in-class treatment for a patient population that needs novel, effective and tolerable therapies. More broadly, we continue to execute on our long-term strategy, transitioning into a global commercial-stage biotech company as we assume full US commercial responsibilities for Lumoxiti by the end of the year.”

Webcast and conference call will be held today at 2:00pm CEST (8:00am ET)

Webcast access: https://edge.media-server.com/mmc/p/ptr5apbo or Dial in numbers:

France: +33 (0)1 70 70 07 81      US only: + 1 877 870 9135

Standard International: +44 (0) 2071 928338

Conference ID: 7368163

The presentation and access to the live webcast will be available on Innate Pharma’s website 30 minutes ahead of the conference.

A replay will be available on Innate Pharma’s website after the conference call.

1 Including short term investments (€16.0 million) and non-current financial instruments (€36.9 million)

Financial highlights for the first half of 2020:

The key elements of Innate’s financial position and financial results as of and for the six-month period ended June 30, 2020 are as follows:

  Cash, cash equivalents, short-term investments and financial assets amounting to €184.6 million (€m) as of June 30, 2020 (€255.9m as of December 31, 2019).
  Revenue and other income amounted to €36.7m in the first half of 2020 (€59.2m in the first half of 2019) and mainly comprise of:
    Revenue from collaboration and licensing agreements, which mainly resulted from the spreading of the upfront and opt-in payments received from AstraZeneca (LSE/STO/NYSE: AZN):
      (i) Revenue from collaboration and licensing agreements for monalizumab decreased by €4.7m to €19.6m in the first half of 2020 (€24.3m in the first half of 2019), due to a catch up on the period of a non material decrease in the collaboration budget; and
      (ii) Revenue from collaboration and licensing agreements for IPH5201 decreased by €13.8m to €8.7m in the first half of 2020 (€22.5m in the first half of 2019), primarily due to an extension of the recognition period of such revenue after the renewal in November 2019 of the collaboration with AstraZeneca for 12 months.
      Revenue from invoicing of research and development (R&D) costs for avdoralimab (IPH5401) and IPH5201 was €1.1m the first half of 2020 (€4.4m in the first half of 2019), after IPH5201 transitioned to Phase 1, which is carried out and paid by AstraZeneca.
    Government funding for research expenditures of €6.9m in the first half of 2020 (€7.6m in the first half of 2019).
  Operating expenses of €46.0m in the first half of 2020 (€45.9m in the first half of 2019), of which 68.5% (€31.5m) are related to R&D.
    R&D expenses decreased by €5.1m to €31.5m in the first half of 2020 (€36.6m in the first half of 2019), following the completion of regulatory work for certain pipeline programs, including the Lumoxiti filing in Europe and the Phase 1 transition of IPH5201 to AstraZeneca.
    Selling, general and administrative (SG&A) expenses increased by €5.2m to €14.5m in the first half of 2020 (€9.3m in the first half of 2019) primarily as a result of the structuration of the US subsidiary and commercialization of Lumoxiti.
  The Lumoxiti distribution agreement generated a net income of €0.9m in the first half of 2020 (net loss of €3.8m in the first half of 2019) primarily as a result of the transition of commercial costs from AstraZeneca to Innate Pharma.
  A net financial loss of €2.0m in the first half of 2020 (net financial income of €3.8m in the first half of 2019), principally as a result of the decrease in fair value of certain of our financial instruments due to the negative impact of the COVID-19 outbreak on the financial markets.
  A net loss of €10.3m for the first half of 2020 (net income of €13.2m for the first half of 2019).

The table below summarizes the IFRS consolidated financial statements as of and for the six months ended June 30, 2020, including 2019 comparative information.

In thousands of euros, except for data per share	June 30, 2020	June 30, 2019
Revenue and other income	36,745	59,155
Research and development	(31,499)	(36,584)
Selling, general and administrative	(14,490)	(9,295)
Total operating expenses	(45,989)	(45,879)
Net income (loss) from distribution agreements	896	(3,820)
Operating income (loss)	(8,348)	9,456
Net financial income (loss)	(1,986)	3,784
Income tax expense	-	-
Net income (loss)	(10,334)	13,240
Weighted average number of shares outstanding (in thousands)	78,892	63,988
Basic income (loss) per share	(0.13)	0.21
Diluted income (loss) per share	(0.13)	0.20

	June 30, 2020	December 31, 2019
Cash, cash equivalents and financial asset	184,614	255,869
Total assets	333,066	401,361
Shareholders’ equity	207,764	217,416
Total financial debt	18,817	18,723

Pipeline highlights:

Lacutamab (IPH4102, anti-KIR3DL2 antibody):

  In June 2020, the U.S. Food and Drug Administration (FDA) lifted the partial clinical hold placed on the TELLOMAK Phase 2 clinical trial, which evaluates the efficacy and safety of lacutamab in patients with advanced T-cell lymphomas.
  In Europe, regulatory agencies in Spain and Germany have also lifted the partial clinical hold on the TELLOMAK trial, enabling the Company to resume recruitment of the trial in these countries in addition to France, the United Kingdom and the United States.
  Innate expects to start sharing data from this trial for mycosis fungoides in 2021 and Sézary syndrome in 2022.
  In addition, the Company announced its plan to resume development of lacutamab in peripheral t-cell lymphomas (PTCL).

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  At the May ASCO20 Virtual Scientific Conference, efficacy data was presented from a Phase 2 expansion cohort investigating the combination of monalizumab and cetuximab in patients with recurrent or metastatic head and neck squamous cell cancer (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors (“IO-pretreated”, “Cohort 2”). Those data showed an overall response rate in line with previously reported data and a manageable safety profile.
  As previously announced, the advancement of monalizumab into a Phase 3 randomized clinical trial evaluating monalizumab in combination with cetuximab in patients suffering from R/M SCCHN is expected in the second half of 2020.
  Following review of longer patient follow-up and maturing survival data from Cohort 2, and following discussions with AstraZeneca, the Company has agreed to amend the agreement.  It will now receive a $50 million payment upon AstraZeneca’s dosing of the first patient in the Phase 3 trial, and a $50 million payment after the interim analysis demonstrates the combination meets a pre-defined threshold of clinical activity.  All other potential development and commercial milestones related to the agreement remains unchanged.  The Company is planning to present updated and longer term Cohort 2 data at a future scientific conference.
  During the second quarter of 2020, the Company expanded a Phase 2 expansion cohort (“Cohort 3”), exploring the combination of monalizumab, cetuximab and durvalumab in IO-naïve patients with R/M SCCHN, from 20 to 40 patients. Recruitment for Cohort 3 is complete, and the Company now expects to publish data in 2021.

Avdoralimab in Oncology (IPH5401, anti-C5aR antibody):

  Avdoralimab is currently being tested in a Phase 1 dose escalation and expansion study (STELLAR-001) in combination with durvalumab in three expansion cohorts: 1) NSCLC patients with secondary resistance to prior immuno-oncology (IO) treatment; 2) IO-naïve HCC patients; and 3) IO-pretreated HCC patients. Based on the data from our cohort expansions in NSCLC and IO-naïve HCC, the Company has made the decision to stop enrollment in STELLAR-001.

Avdoralimab in Inflammation:

  Targeting C5a/C5aR has been demonstrated scientifically and through positive clinical trials in some complement-driven inflammatory diseases.
  The Company is pursuing investigator-sponsored trials in chronic spontaneous urticaria (CSU) and bullous pemphigoid (BP) where the C5aR1 pathway has been shown to be strongly involved in the physiopathology of the disease.
  Both trials are expected to start in the second half of 2020.

Innate’s COVID-19 efforts:

  Innate has been conducting R&D programs in partnership with several French-based hospitals and academic centers in an effort to advance the scientific understanding of COVID‑19:
    FORCE (FOR COVID-19 Elimination): in April, the Company announced an investigator-sponsored trial named FORCE (FOR COVID-19 Elimination). FORCE is a randomized, double-blind Phase 2 clinical trial which aims to further explore avdoralimab in COVID-19 patients with severe pneumonia and is currently ongoing.
      The Phase 2 trial is supported by an exploratory translational study, EXPLORE, which suggests that patients who progress towards severe COVID-19 disease exhibit an increase activation of the C5a/C5aR1 pathway.
      Results from the EXPLORE study were published online in Nature on July 29, 2020.
    ImmunONCOVID-20: a controlled, randomized, study, sponsored by Centre Léon Bérard, Lyon, is exploring the potential efficacy of monalizumab, a potentially first-in-class immune checkpoint inhibitor, and avdoralimab, amongst other treatment arms, against COVID‑19 in cancer patients with mild symptoms and pneumonia respectively.
    Recruitment update: study recruitment for both clinical studies had declined due to improving conditions in France. However, due to the recent increase in COVID-19 cases and the Company opening new centers in France, enrolment is starting to resume in the FORCE trial. ImmunONCOVID-20 is currently suspended. The Company continues to closely monitor the situation and is also assessing the feasibility to expand its exploration of avdoralimab in COVID-19 into other geographies.
  In August, the Company announced it obtained €6.8m in public funding from the French government for its COVID-19 R&D activities. This funding is part of the government’s PSPC-COVID call for COVID-19 related projects and will enable the Company to cover the development of its current COVID-19 activities, which began in March 2020, including the EXPLORE COVID-19 translational research study and its two Phase 2 clinical trials, FORCE and ImmunONCOVID-20.

IPH5201 (anti-CD39 antibody), partnered with AstraZeneca:

  In February 2020, the multicenter, open-label, dose-escalation Phase 1 trial started, which is evaluating IPH5201 as monotherapy or in combination with durvalumab (anti-PD-L1) with or without oleclumab (anti-CD73) in advanced solid tumors. Following the dosing of the first patient on March 9, 2020, AstraZeneca made a $5m milestone payment to Innate pursuant to Innate’s collaboration agreement with AstraZeneca and Innate made a €2.7m milestone payment to Orega Biotech SAS pursuant to Innate’s licensing agreement with Orega Biotech SAS.

Lumoxiti, a first-in-class marketed product in-licensed from AstraZeneca for the treatment of relapsed or refractory hairy cell leukemia:

  In January, the Company announced the European Medicines Agency (EMA) accepted the filing of the Marketing Authorization Application (MAA) for Lumoxiti.
  In March 2020, the Biologics License Application for Lumoxiti was transitioned from AstraZeneca to Innate. The transition of the full US commercial operations is on track to be completed in 2020.
  Relapsed or refractory hairy cell leukemia (HCL) is a rare disease, and approximately 380 HCL patients in the US have received at least two lines of prior systemic therapy, making them eligible for Lumoxiti treatment. Prior to Lumoxiti, no new therapeutic had been approved for HCL in over 20 years. The COVID-19 pandemic has limited face-to-face interactions with oncology healthcare professionals regarding Lumoxiti.  Furthermore, it has caused delays to treatment initiations for potential Lumoxiti patients. As a result, the rate of new Lumoxiti patients has slowed, which is expected to impact 2020 sales.

Corporate Update:

  In July 2020, Dr. Joyson Karakunnel was appointed as Executive Vice President and Chief Medical Officer (CMO). Dr. Pierre Dodion, CMO since 2014, retired from this position.  Dr. Karakunnel comes to the Company with deep experience in immuno-oncology, and a proven track record in drug development. Most recently, Dr. Karakunnel served as CMO and Senior Vice President at Tizona Therapeutics, where he led the development of the company’s biotherapeutics pipeline.

Post period event:

  On August 11, 2020, the Company announced that it has obtained funding from Bpifrance Financement as part of the program established by the French government to support the development of therapeutic solutions with a preventative or curative aim for COVID-19. This funding, in a maximum aggregate amount of €6.8 million, consists of (i) an advance reimbursable only upon technical and commercial success and (ii) a non-reimbursable grant. This funding will be received in four consecutive tranches. The first tranche of €1.7m was received at signing, and the three remaining tranches will be received upon achievement of certain clinical milestones, particularly around the FORCE Phase 2 trial
  On September 7, 2020, the Company signed an amendment to the monalizumab collaboration and license agreement concluded with AstraZeneca in 2015. Following review of longer patient follow-up and maturing survival data from Cohort 2, and following discussions with AstraZeneca, the Company has agreed to amend the agreement.  It will now receive a $50 million payment upon AstraZeneca’s dosing of the first patient in the Phase 3 trial, and a $50 million payment after the interim analysis demonstrates the combination meets a pre-defined threshold of clinical activity.  All other potential development and commercial milestones related to the agreement remains unchanged. The Company is planning to present updated and longer term Cohort 2 data at a future scientific conference. The Phase 3 trial evaluating monalizumab is expected to commence in the second half of 2020.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

Summary of Interim Condensed Consolidated Financial Statements and Notes as of June 30, 2020

Interim Condensed Consolidated Statements of Financial Position
(in thousand euros)

	June 30, 2020	December 31, 2019

Assets

Cash and cash equivalents	131,542	202,887
Short-term investments	16,199	15,978
Trade receivables and others - current	15,948	18,740
Total current assets	163,689	237,605

Intangible assets	95,215	96,968
Property and equipment	12,434	11,672
Non-current financial assets	36,872	37,005
Trade receivables and others - non-current	23,447	16,737
Other non-current assets	141	89
Deferred tax assets	1,269	1,286
Total non-current assets	169,377	163,756

Total assets	333,066	401,361

Liabilities
Trade payables and others	26,544	49,504
Collaboration liabilities – Current portion	12,012	21,304
Financial liabilities – Current portion	2,035	2,130
Deferred revenue – Current portion	41,581	48,770
Provisions – Current portion	171	114
Total current liabilities	82,345	121,822

Collaboration liabilities – Non current portion	-	-
Financial liabilities – Non-current portion	16,781	16,593
Defined benefit obligations	4,155	3,760
Deferred revenue – Non-current portion	20,491	40,342
Provisions – Current portion	262	142
Deferred tax liabilities	1,269	1,286
Total non-current liabilities	42,958	62,123

Share capital	3,946	3,941
Share premium	370,440	369,617
Retained earnings	(155,719)	(134,912)
Other reserves	(568)	(472)
Net income (loss)	(10,334)	(20,759)
Total shareholders’ equity	207,764	217,416

Total liabilities and shareholders’ equity	333,066	401,361

Interim Condensed Consolidated Statements of Income (loss)
(in thousands euros)

	June 30, 2020	June 30, 2019

Revenue from collaboration and licensing agreements	29,841	51,588
Government financing for research expenditures	6,904	7,567

Revenue and other income	36,745	59,155

Research and development expenses	(31,499)	(36,584)
Selling, general and administrative expense	(14,490)	(9,295)

Operating expenses	(45,989)	(45,879)

Net income / (loss) distribution agreements	896	(3,820)

Operating income (loss)	(8,348)	9,456

Financial income	2,446	5,717
Financial expenses	(4,431)	(1,933)

Net financial income (loss)	(1,986)	3 784

Net income (loss) before tax	(10,334)	13,240

Income tax expense	-	-

Net income (loss)	(10,334)	13,240

- Basic income (loss) per share	(0,13)	0,21
- Diluted income (loss) per share	(0,13)	0,20

Interim Condensed Consolidated Statements of Cash Flows
(in thousand euros)

	June 30, 2020	June 30, 2019
Net income (loss)	(10,334)	13,240
Depreciation and amortization, net	6,719	6,826
Employee benefits costs	264	318
Change in provision for charges	142	(70)
Share-based compensation expense	824	1,975
Change in valuation allowance on financial assets	2,536	(2,308)
Gains (losses) on financial assets	(48)	(90)
Change in valuation allowance on financial instruments	425	(101)
Gains on assets and other financial assets	(758)	(1069)
Interest paid	173	44
Other profit or loss items with no cash effect	(373)	(317)
Operating cash flow before change in working capital	(430)	18,448
Change in working capital	(57,595)	41,187
Net cash generated from / (used in) operating activities:	(58,025)	59,635
Acquisition of intangible assets, net	(9,306)	(64,130)
Acquisition of property and equipment, net	(544)	(738)
Purchase of non-current financial instruments	(3,000)	-
Disposal of property and equipment	36	-
Disposal of other assets	-	1
Purchase of other assets	(52)	-
Disposal of non-current financial instruments	-	2,000
Interest received on financial assets	758	1069
Net cash generated from / (used in) investing activities:	(12,108)	(61,798)
Increase in capital, net	3	1
Repayment of borrowings	(1,029)	(729)
Net interest paid	(173)	(44)
Net cash generated / (used in) from financing activities:	(1,199)	(772)
Effect of the exchange rate changes	(13)	(3)
Net increase / (decrease) in cash and cash equivalents:	(71,345)	(2,938)
Cash and cash equivalents at the beginning of the year:	202,887	152,314
Cash and cash equivalents at the end of the six-months period:	131,542	149,376

Revenue and other income

The following table summarizes operating revenue for the periods under review:

In thousands of euro	June 30, 2020	June 30, 2019
Revenue from collaboration and licensing agreements	29,841	51,588
Government funding for research expenditures	6,904	7,567
Revenue and other income	36,745	59,155

Revenue from collaboration and licensing agreements

Revenue from collaboration and licensing agreements decreased by €21.7 million, or 42.2%, to €29.8 million for the six months ended June 30, 2020, as compared to revenues from collaboration and licensing agreements of €51.6 million for the six months ended June 30, 2019. This revenue mainly results from the spreading of the upfront and opt-in payments received from AstraZeneca for monalizumab and IPH5201. This spreading is based on the completion of the work the Company executed in relation to these agreements.

The evolution for the first half of 2020 is mainly due to:

  Revenue related to monalizumab decreased by €4.7 million, or 19.2%, to €19.6 million for the six months ended June 30, 2020, as compared to €24.3 million for the six months ended June 30, 2019. This change mainly resulted from the decrease of the budget in one of the clinical trials carried out by the Company in the context of the collaboration with AstraZeneca. Whereas not material at the global scale, its impact is entirely recognized on the period under review.

  As of June 30, 2020, the deferred revenue related to monalizumab was €40.0 million (€24.0 million as “Deferred revenue—Current portion” and €16.0 million as “Deferred revenue—Non-current portion”).

  Revenue related to IPH5201 decreased by €13.8 million, or 61.2%, to €8.7 million for the six months ended June 30, 2020, as compared to €22.5 million for the six months ended June 30, 2019. The collaboration completion was initially planned in December 2019; the recognition period of the revenue was therefore planned on a fifteen months period from October 2018. During the fourth quarter of 2019, it was agreed that the collaboration between AstraZeneca and the Company relating to IPH5201 will be extended for twelve months. The recognition period of the revenue was extended accordingly for the deferred revenue as of September 30, 2019, resulting in a fall of the portion recognized in revenue for the six-months ended June 30, 2020, as compared to the portion recognized in revenue for the six-months ended June 30,2019.

  As of June 30, 2020, the deferred revenue related to IPH5201 was €4.7 million, classified as “Deferred revenue—Current portion”.
  Invoicing of research and development costs: Pursuant to our agreements with AstraZeneca, clinical costs for the ongoing Phase 1 trial of avdoralimab are equally shared between Innate Pharma and AstraZeneca and research and development costs related to IPH5201 are fully borne by AstraZeneca, resulting in periodic settlement invoices. These costs are invoiced back on a quarterly basis.

  Revenue from invoicing of research and development costs for the six months ended June 30, 2020 decreased by €3.3 million, or 75%; to €1.1 million, as compared to €4.4 million for the six months ended June 30, 2019. This mainly resulted from a decrease in the costs relating to IPH5201 invoiced back to AstraZeneca following the transition of the program to Phase 1 trial, which is carried out by AstraZeneca.

Government funding for research expenditures

Government financing for research expenditures decreased by €0.7 million, or 8.8%, to €6.9 million for the six months ended June 30, 2020 as compared to €7.6 million the six months ended June 30, 2019. This change is mainly due to a decrease in amortization of the acquired licenses eligible to research tax credit (monalizumab and IPH5201).

The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the six months ended June 30, 2020 and 2019. Following the loss of the SME status under European Union criteria as of December 31, 2019, the CIR for the tax year 2020 will be imputable on the tax expense of the following three tax years, or refunded if necessary at the end of this delay.

Operating expenses

The table below presents our operating expenses for the six months periods ended June 30, 2020 and 2019:

In thousands of euros	June 30, 2020	June 30, 2019
Research and development	(31,499)	(36,584)
Selling, general and administrative	(14,490)	(9 295)
Total operating expenses	(45,989)	(45,879)

Research and development expenses

Research and development (“R&D”) expenses decreased by €5.1 million, or 13.9%, to €31.5 million for the six months ended June 30, 2020, as compared to €36.6 million for the six months ended June 30, 2019, representing a total of 68.5% and 79.7% of the total operating expenses, respectively. R&D expenses include direct R&D expenses (subcontracting costs and consumables), depreciation and amortization, and personnel expenses.

Direct expenses decreased by €5.2 million, or 24.8%, to €15.9 million for the six months ended June 30, 2020, as compared to €21.1 million for the six months ended June 30, 2019. This decrease is mainly explained by (i) the decrease in expenses relating to Lumoxiti, as a result of the completion in 2019 of work carried out for regulatory purposes, including for the regulatory filing in Europe, (ii) a decrease in costs relating to programs transitioning to clinics (IPH5201 and IPH5301) which were partially offset by (iii) an increase in expenses relating to the lacutamab program of which the clinical program Tellomak started in June 2019.

Depreciation and amortization expenses are comparable, decreased by €0.2 million, or 3.2% to €6.1 million for the six months ended June 30, 2020, as compared to €6.3 million for the six months ended June 30, 2019.

Personnel expenses including share-based payments compensation of our employees and consultants allocated to R&D were €8.0 million for the six months ended June, 2020, as compared to €7.8 million for the six months ended June 30, 2019.

Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses increased by €5.2 million, or 55.9%, to €14.5 million for the six months ended June 30, 2020, as compared to €9.3 million for the six months ended June 30, 2019, representing a total of 31.5% and 20.3% of the total operating expenses, respectively.

Personnel expenses increased by €2.3 million, or 56.6%, to €6.4 million for the six months ended June 30, 2020 as compared to €4.1 million for the six months ended June 30, 2019. This increase mainly resulted from the recruitments completed during the second half of 2019 and the first half of 2020 for our US subsidiary, including staff allocated to the commercialization of Lumoxiti  and the Company general structuring process.

Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, taxation and legal fees. Non-scientific advisory and consulting expenses increased by €1.8 million, or 76.2%, to €4.1 million for the six months ended June 30, 2020 as compared to €2.3 million for the six months ended June 30, 2019, primarily as a result of expenses related to the commercialization of Lumoxiti and the structuring of our US subsidiary, as well as certain insurance costs following the listing of the shares of the Company on the Nasdaq stock exchange in October 2019.

Net income (loss) from distribution agreements

When product sales are performed by a partner in the context of collaboration or transition agreements, the Company must determine if the partner acts as an agent or a principal. The Company concluded that AstraZeneca acts as a principal in the context of the production and commercialization of Lumoxiti. Consequently, the global inflows and outflows received from or paid to AstraZeneca are presented on a single line in the statement of income of Innate Pharma. This amount does not include the R&D costs which are recognized as R&D operating expenses.

We recognized a net profit of €0.9 million from the Lumoxiti distribution agreement in the six months ended June 30, 2020, as compared to a net loss of €3.8 million in the six months ended June 30, 2019, which reflected revenue from sales of Lumoxiti in the period, less administrative and selling expenses associated with the sales revenue allocated to us. This €4.7 million change primarily resulted from a decrease in the commercial costs invoiced by AstraZeneca, as a result of the transfer of the commercial activities from AstraZeneca to the Company. It also includes a one-time positive true-up relating to the rebates applied to the gross sales generated over the whole period of commercialization.

Financial income (loss), net

We recognized a net financial loss of €2.0 million in the six months ended June 30, 2020 as compared to a net financial income of €3.8 million in the six months ended June 30, 2019. This €5.8m decrease mainly resulted from the decrease in fair value of certain of our financial instruments (net loss of €2.5 million as compared to a net gain of €2.3 million for the six months ended June 30, 2020 and 2019, respectively). Such decrease in fair value of certain of our financial instruments resulted from the negative impact of the COVID-19 outbreak on the financial markets.

Balance sheet items

Cash, cash equivalents, short-term investments and non-current financial assets amounted to €184.6m as of June 30, 2020, as compared to €255.9m as of December 31, 2019. Net cash as of June 30, 2020 amounted to €145.7m (€216.7m as of December 31, 2019). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities.

The other key balance sheet items as of June 30, 2020 are:

  Deferred revenue of €62.1m (including €20.5m booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities of €12.0m relating to the remainder of the initial payment received from AstraZeneca not yet recognized as revenue or not yet refunded;
  Receivables from the French government amounting to €23.4m in relation to the research tax credit for 2019 and the six-month period ended June 30, 2020;
  Intangible assets for a net book value of €95.2m, mainly corresponding to the rights and licenses relating to the acquisition of the monalizumab, IPH5201, avdoralimab, and Lumoxiti;
  Shareholders’ equity of €207.8m, including the net loss of the period of €10.3m;
  Financial liabilities of €18.8m (€18.7m as of December 31, 2019).

Cash-flow items

As of June 30, 2020, cash and cash equivalents amounted to €131.5m, compared to €202.8m as of December 31, 2019, corresponding in a decrease of €71.3m.

The net cash flow generated during the period under review mainly results from the following:

  Net cash flow used by operations of €58.0 million for the six months ended June 30, 2020 as compared to net cash flows generated by operations of €59.6 million for the six months ended June 30, 2019. As a reminder, Innate Pharma received from AstraZeneca payments of €87.7 million and €21.1 million received in January 2019 in relation to monalizumab and IPH5201 agreements, respectively. In April 2020, Innate Pharma received €4.6 million payment from AstraZeneca following the dosing of the first patient in the IPH5201 Phase 1 clinical trial.
  Net cash flow used in investing activities of €12.8 million, which mainly resulted from (i) a €13.4 million ($15.0 million) additional consideration paid to AstraZeneca regarding Lumoxiti following the submission of the Biologics License Application to the European Medicine Agency (EMA) in November 2019 (ii) a €2.7 million additional consideration paid to Orega Biotech in April 2020 relating to IPH5201 following the dosing of a first patient in a Phase 1 clinical trial and (iii) the acquisition of financial assets for a net amount of €3.0 million. Such items were partially offset by the reimbursement by AstraZeneca of the rebate relating to the acquisition of Lumoxiti (€7.0 million).
  Net cash flows used in financing activities for an amount of €1.2 million.

Post period events

  On August 11, 2020, the Company announced that it has obtained funding  signed a financing contract with BPIfrance Financement as part of the program established by the French government to support the development of therapeutic solutions with a preventative or curative aim for COVID-19  This funding, in a maximum aggregate amount of €6.8 million, consists of (i) an advance reimbursable only upon technical and commercial success and (ii) a non-reimbursable grant. This funding will be received in four consecutive tranches.   The first tranche of €1.7m was received at signing, and the three remaining tranches will be received upon achievement of certain clinical milestones, particularly around the FORCE Phase 2 trial.
  On September 7, 2020, the Company signed an amendment to the monalizumab collaboration and license agreement concluded with AstraZeneca in 2015. Following review of longer patient follow-up and maturing survival data from Cohort 2, and following discussions with AstraZeneca, the Company has agreed to amend the agreement.  It will now receive a $50 million payment upon AstraZeneca’s dosing of the first patient in the Phase 3 trial, and a $50 million payment after the interim analysis demonstrates the combination meets a pre-defined threshold of clinical activity. All other potential development and commercial milestones related to the agreement remains unchanged. The Company is planning to present updated and longer term Cohort 2 data at a future scientific conference. The Phase 3 trial evaluating monalizumab is expected to commence in the second half of 2020.

Nota

The interim consolidated financial statements for the six-month period ended June 30, 2019 have been subject to a limited review by our Statutory Auditors and were approved by the Executive Board of the Company on September 7, 2020. They were reviewed by the Supervisory Board of the Company on September 7, 2020. They will not be submitted for approval to the general meeting of shareholders.

Risk factors

Risk factors identified by the Company are presented in section 3 of the universal registration document (“Document d’Enregistrement Universel”) submitted to the French stock-market regulator, the “Autorité des Marchés Financiers”, on April 20, 2020 (AMF number D.20-0352). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the registration document available on the internet website of the Company. In addition, an update of the risks related to the current health crisis of COVID-19 is presented in note G) of the half-year management review as of June 30, 2020. Not only may these risks and uncertainties occur during the six months remaining in the financial year but also in the years to come.

Related party transactions:

Transactions with related parties during the periods under review are disclosed in Note 19 to the interim condensed consolidated financial statements prepared in accordance with IAS 34. No material transaction was concluded with a member of the executive committee or the Supervisory Board following the date of the 2019 registration document.